Filed Pursuant to Rule 433
Registration No. 333-202524
March 9, 2017
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Buffered Digital Notes

Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

- ▶ Buffered Digital Notes Linked to the least performing of the S&P 500® Index and the Russell 2000® Index

- ▶ Digital Upside Return of at least 28.50% (to be determined on the Pricing Date) if the Reference Return of the Least Performing Underlying is at least equal to the Buffer Level

- ▶ The Reference Return will be determined over a 3-month period ending shortly before the maturity date.

- ▶ Maturity of approximately 4 years

- ▶ Protection from the first 20% of any decreases in the level of the Least Performing Underlying

- ▶ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Digital Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The Estimated Initial Value of the notes on the Pricing Date is expected to be between $955 and $985 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for further information.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Buffered Digital Notes

Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

Indicative Terms*

Principal Amount	$1,000 per note
Reference Asset	The S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each, an "Underlying" and together the "Underlyings")
Digital Upside Return	At least 28.50% (to be determined on the Pricing Date)
Buffer Level	-20%
Payment at Maturity per Note	**If the Reference Return of both Underlyings is greater than or equal to the Buffer Level**, you will receive the Digital Upside Return. $1,000 + ($1,000 × Digital Upside Return) **If the Reference Return of either Underlying is less than the Buffer Level:** $1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 20%)]. For example, if the Reference Return of the Least Performing Underlying is -40%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return of the Least Performing Underlying is less than the Buffer Level, you will lose some or a significant portion (up to 80%) of your investment.
Reference Return	With respect to each Underlying: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Least Performing Underlying	The Underlying with the lowest Reference Return
Initial Level	See page FWP-4
Final Level	Determined after the Ending Averaging Dates, as described on page FWP-4
Ending Averaging Dates	The scheduled trading days occurring over a 3-month period ending shortly before the maturity date, as set forth on page FWP-4
Pricing Date	March 10, 2017
Trade Date	March 10, 2017
Original Issue Date	March 15, 2017
Final Valuation Date†	December 29, 2020
Maturity Date†	January 4, 2021
CUSIP/ISIN	40433UX84 / US40433UX849

* As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Notes

These Buffered Digital Notes may be suitable for investors who believe that the level of the Underlyings will increase over the term of the notes. If the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Level, but less than the Digital Upside Return, the notes will outperform the Reference Return of the Least Performing Underlying.

If the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Level, you will realize the Digital Upside Return at maturity (subject to the credit risk of HSBC). If the Reference Return of either Underlying declines by more than 20%, you will lose 1% of your investment for every 1% decline of the Least Performing Underlying beyond -20%.

The offering period for the notes is through **March 10, 2017**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the notes reflecting a hypothetical Digital Upside Return of 28.50%. The actual Digital Upside Return will be determined on the Pricing Date and will be 28.50%.

Least Performing Underlying Return	Payoff Scenarios	Securities Return
75%	**Upside exposure above the Digital Upside Return**	28.50%
70%		**28.50%**
25%	**Upside exposure below the Digital Upside Return**	28.50%
0%		**28.50%**
-5%	**Buffer Level of -20%**	28.50%
-20%		**28.50%**
-21%	**1x Loss Beyond the Buffer Level**	-1%
-45%		**-25%**

Information About the Underlyings

S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of February 28, 2017 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.


3000
2500
2000
1500
1000
500
0
S&P 500 Index
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

The Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of January 31, 2017 were: Financial Services, Technology, Producer Durables, Consumer Discretionary and Health Care.


1600
1400
1200
1000
800
600
400
200
0
RUSSELL 2000 Index
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

The graphs above illustrate the daily performance of each Underlying from January 1, 2008 through March 3, 2017. Past performance is not necessarily an indication of future results. For further information on the Underlyings, please see "Information Relating to the Underlyings" on page FWP-14 and "The S&P 500® Index" and "The Russell 2000® Index" in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

HSBC USA Inc.
Buffered Digital Notes



Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

This free writing prospectus relates to a single offering of Buffered Digital Notes. The notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the notes and, if the Reference Return of the Least Performing Underlying is less than -20%, lose up to 80% of your principal.**

This free writing prospectus relates to an offering of notes linked to the performance of two indices. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each, an "Underlying" and together, the "Underlyings")
Trade Date:	March 10, 2017
Pricing Date:	March 10, 2017
Original Issue Date:	March 15, 2017
Final Valuation Date:	December 29, 2020, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Ending Averaging Dates:	Each scheduled trading date from September 30, 2020 to December 29, 2020. The scheduled trading dates are subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be January 4, 2021. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Digital Upside Return:	At least 28.50% (to be determined on the Pricing Date)
Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return of both Underlyings is greater than or equal to the Buffer Level,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to the Digital Upside Return.
	$1,000 + ($1,000 × Digital Upside Return)
	If the Reference Return of either Underlying is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
	$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 20%)].
	Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Level. For example, if the Reference Return of the Least Performing Underlying is -40%, you will incur a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return of the Least Performing Underlying is less than the Buffer Level, you will lose some or a significant portion (up to 80%) of your investment.**
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Least Performing Underlying:	The Underlying with the lowest Reference Return
Buffer Level:	-20%
Initial Level:	With respect to each Underlying, its Official Closing Level on the Pricing Date.
Final Level:	With respect to each Underlying, the arithmetic average of the Official Closing Level on each of the Ending Averaging Dates, as determined by the calculation agent.
Official Closing Level:	With respect to each Underlying, its closing level on any scheduled trading day as determined by the calculation agent based upon the level displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>" and with respect to the RTY, "RTY <INDEX>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable.

Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433UX84 / US40433UX849
Estimated Initial Value:	The Estimated Initial Value of the notes will be less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors — The Estimated Initial Value of the notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

GENERAL

This free writing prospectus relates to an offering of notes. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Underlyings or any component security included in either Underlying or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return of both Underlyings is greater than or equal to the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to the Digital Upside Return.

$1,000 + ($1,000 × Digital Upside Return)

If the Reference Return of either Underlying is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 20%)].

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Level. For example, if the Reference Return of the Least Performing Underlying is -40%, you will incur a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return of the Least Performing Underlying is less than the Buffer Level, you will lose some or a significant portion (up to 80%) of your investment.**

Interest

The notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsors

With respect to the SPX, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to the RTY, FTSE Russell is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▶ You seek an investment with a return linked to the least performing of the Underlyings and you believe the Final Level of the Least Performing Underlying will not decrease below the Buffer Level.

▶ You are willing to invest in the notes based on the Digital Upside Return of at least 28.50% (to be determined on the Pricing Date), which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than the Buffer Level.

▶ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks included in either Underlying.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▶ You believe that the Reference Return of at least one Underlying will be less than the Buffer Level.

▶ You are unwilling to invest in the notes based on the Digital Upside Return of at least 28.50% (to be determined on the Pricing Date), which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than the Buffer Level.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks included in either Underlying.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the notes is not equivalent to investing directly in any of the stocks included in either Underlying. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

You will be exposed on a 1-to-1 basis to any decrease in the level of the Least Performing Underlying beyond the Buffer Level of -20%. Accordingly, if the Reference Return of the Least Performing Underlying is less than -20%, you will lose up to 80% of your investment at maturity.

The return on the notes is limited by the return represented by the Digital Upside Return.

You will not participate in any appreciation in the level of the Least Performing Underlying. Instead, you will receive a fixed Digital Upside Return of at least 28.50% (to be determined on the Pricing Date) if the level of the Least Performing Underlying is greater than or equal to the Buffer Level. You will not receive a return on the notes greater than the return represented by the Digital Upside Return of at least 28.50% (to be determined on the Pricing Date). Accordingly, the amount payable for your notes may be significantly less than it would have been had you invested directly in the securities included in the Least Performing Underlying.

Since the securities are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these securities, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

The amount payable on the securities is not linked to the levels of the Underlyings at any time other than on the Ending Averaging Dates, including the Final Valuation Date.

The Final Levels of the Underlyings will be based on the arithmetic average of the Official Closing Levels of the Underlyings on each of the Ending Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Least Performing Underlying appreciates during the term of the notes other than on the Ending Averaging Dates but then decreases on one or more of the Ending Averaging Dates, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the notes may be higher than their respective Final Levels, the Payment at Maturity will be based solely on the arithmetic average of the Official Closing Levels of the Underlyings on the Ending Averaging Dates.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Changes that affect an Underlying may affect the market value of the notes and the amount you will receive at maturity.

The policies of a reference sponsor concerning additions, deletions and substitutions of the constituents included in the relevant Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of that Underlying. The policies of a reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of that Underlying. A reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the notes and their return.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

The Estimated Initial Value of the notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If we were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 16 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

The notes are subject to small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Least Performing Underlying relative to its Initial Level. We cannot predict the Final Level of either Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level of the Least Performing Underlying used in the examples below is not expected to be its actual Initial Level. You should not take this illustration or these examples as an indication or assurance of the expected performance of either Underlying or the return on your notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the notes for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Level of the Least Performing Underlying: 1,000.00

▶ Buffer Level: -20%

▶ Hypothetical Digital Upside Return: 28.50% (The actual Digital Upside Return will be determined on the Pricing Date and will be at least 28.50%).

The actual Initial Level of each Underlying and the Digital Upside Return will be determined on the Pricing Date.

Hypothetical Final Level of the Least Performing Underlying	Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
2,000.00	100.00%	$1,285.00	28.50%
1,800.00	80.00%	$1,285.00	28.50%
1,500.00	50.00%	$1,285.00	28.50%
1,285.00	**28.50%**	**$1,285.00**	**28.50%**
1,200.00	20.00%	$1,285.00	28.50%
1,150.00	15.00%	$1,285.00	28.50%
1,100.00	10.00%	$1,285.00	28.50%
1,050.00	5.00%	$1,285.00	28.50%
1,000.00	0.00%	$1,285.00	28.50%
950.00	-5.00%	$1,285.00	28.50%
900.00	-10.00%	$1,285.00	28.50%
850.00	-15.00%	$1,285.00	28.50%
800.00	**-20.00%**	**$1,285.00**	**28.50%**
700.00	-30.00%	$900.00	-10.00%
500.00	-50.00%	$700.00	-30.00%
200.00	-80.00%	$400.00	-60.00%
0.00	-100.00%	$200.00	-80.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Final Level of the Least Performing Underlying decreases and is equal to the Buffer Level.

Underlying	Initial Level	Final Level
SPX	2,000.00	2,200.00 (110% of Initial Level)
RTY	1,100.00	880.00 (80% of Initial Level)

The RTY is the Least Performing Underlying. The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (880 - 1,100) / 1,100 = \textbf{-20.00\%}$$

Even though the Reference Return of the Least Performing Underlying is negative, the investor receives the hypothetical Digital Upside Return, and the Final Settlement Value would be $1,625.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Hypothetical Digital Upside Return})$$

$$= \$1,000 + (\$1,000 \times 28.50\%)$$

$$= \$1,285.00$$

Example 1 shows that when the Reference Return of the Least Performing Underlying is equal to the Buffer Level, you will receive the Digital Upside Return. The Final Settlement Value would be $1,285.00 per $1,000 Principal Amount.

Example 2: The Final Level of the Least Performing Underlying decreases, but is greater than the Buffer Level.

Underlying	Initial Level	Final Level
SPX	2,000.00	2,200.00 (110% of Initial Level)
RTY	1,100.00	1,045.00 (95% of Initial Level)

The RTY is the Least Performing Underlying. The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (1,045 - 1,100) / 1,100 = \textbf{-5.00\%}$$

Even though the Reference Return of the Least Performing Underlying is negative, the investor receives the hypothetical Digital Upside Return, and the Final Settlement Value would be $1,625.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Hypothetical Digital Upside Return})$$

$$= \$1,000 + (\$1,000 \times 28.50\%)$$

$$= \$1,285.00$$

Because the Reference Return of the Least Performing Underlying is greater than the Buffer Level, the Final Settlement Value would be $1,285.00 per $1,000 Principal Amount.

Example 2 shows that when the Reference Return of the Least Performing Underlying is greater than the Buffer Level, you will receive the Digital Upside Return.

Example 3: The Final Level of the Least Performing Underlying is limited by the Digital Upside Return.

Underlying	Initial Level	Final Level
SPX	2,000.00	3,600.00 (180% of Initial Level)
RTY	1,100.00	1,870.00 (170% of Initial Level)

The RTY is the Least Performing Underlying. The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (1,870 - 1,100) / 1,100 = \textbf{70.00\%}$$

Because the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Level, the investor receives the hypothetical Digital Upside Return, and the Final Settlement Value would be $1,285.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Hypothetical Digital Upside Return})$$

$$= \$1,000 + (\$1,000 \times 28.50\%)$$

$$= \$1,285.00$$

Example 3 shows that your return will be limited by the Digital Upside Return when the Reference Return of the Least Performing Underlying is greater than the Digital Upside Return.

Example 4: The Final Level of the Least Performing Underlying is less than the Buffer Level.

Underlying	Initial Level	Final Level
SPX	2,000.00	1,800.00 (90% of Initial Level)
RTY	1,100.00	770.00 (70% of Initial Level)

The RTY is the Least Performing Underlying. The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (770 - 1,100) / 1,100 = \textbf{-30.00\%}$$

Because the Reference Return is less than the Buffer Level of -20%, the Final Settlement Value would be $900.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 20\%)]$$

$$= \$1,000 + [\$1,000 \times (-30.00\% + 20\%)]$$

$$= \$900.00$$

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the level of the Least Performing Underlying beyond the Buffer Level of -20%. YOU MAY LOSE UP TO 80% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of February 28, 2017 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through March 3, 2017. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of January 31, 2017 were: Financial Services, Technology, Producer Durables, Consumer Discretionary and Health Care.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through March 3, 2017. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the five scheduled trading days preceding the date of acceleration will be used as the Ending Averaging Dates for purposes of determining the accelerated Reference Return of each Underlying (including the Final Level of that Underlying) and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on any of the five scheduled trading days preceding the date of acceleration, the Official Closing Level of that Underlying will be used in the determination of such Underlying's Reference Return on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to make a market in the notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in an Underlying and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the

IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on the Issuer's determination that the notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Digital Notes Linked to the Least Performing of the S&P 500® Index and the Russell 2000® Index

March 9, 2017

FREE WRITING PROSPECTUS